

U.S. Wealth Management
U.S. Bancorp Advisors

Statement of Financial Condition

December 31, 2025

With Report of Independent Registered Public Accounting Firm.

The Company's audited Statement of Financial Condition as of December 31, 2025, pursuant to Rule 17a-5, is available for examination at the Company's office at U.S. Bancorp Advisors, LLC., 800 N. Brand Blvd., 16th Floor, Glendale, CA 91203 or at the office of the Securities and Exchange Commission, Chicago, IL.

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SEC FILE NUMBER
8-30706

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: U.S. Bancorp Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

800 N Brand Blvd., 16th Floor
(No. and Street)

Glendale	CA	91203
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Shannon K. Clark	800-888-4700	usbancorpinvestments@usbank.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

1828 Walnut St., Suite 600	Kansas City	MO	64108
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shannon K. Clark _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of U.S. Bancorp Advisors, LLC _____, as of December 31 _____, 2025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JOVONNA WADKINS-SMITH
Notary Public - Notary Seal
St Charles County - State of Missouri
Commission Number 24645445
My Commission Expires Nov 3, 2028

Signature: _Shannon K. Clark_

Title:
Chief Financial Officer, SVP

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

U.S. Bancorp Advisors, LLC

Statement of Financial Condition

Year Ended December 31, 2025

Contents

Facing Page and Oath or Affirmation



Ernst & Young LLP
1828 Walnut Street
Suite 600
Kansas City, MO, 64108

Tel: +1 816 480 5200
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Managers of U.S. Bancorp Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of U.S. Bancorp Advisors, LLC (the Company) as of December 31, 2025 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2023.

February 25, 2026

U.S. Bancorp Advisors, LLC

Statement of Financial Condition
(In Thousands)

December 31, 2025

Assets

Cash	$	10,266
Deposits with clearing organizations		30,017
Receivables from clearing organizations, net		34
Receivables from affiliates		189
Bank sweep deposit fee receivable		2,358
Securities owned, at fair value		152,151
Deferred tax asset, net		1,855
Other assets		2,740
Total assets	$	199,610

Liabilities

Payables to brokers, dealers, and clearing organizations	$	981
Payables to affiliates		821
Accrued compensation and benefits		8,844
Other liabilities and accrued expenses		1,863
Total liabilities		12,509
Member's equity		187,101
Total liabilities and member's equity	$	199,610

See accompanying notes.

U.S. Bancorp Advisors, LLC

Notes to Statement of Financial Condition
(Dollars in Thousands)

December 31, 2025

1. Organization

U.S. Bancorp Advisors, LLC (the "Company"), a wholly owned subsidiary of U.S. Bancorp ("the Parent"), is a broker-dealer that is registered with the Securities and Exchange Commission ("the SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company is also a registered investment advisor under the Investment Advisors Act of 1940. The Company is a single member limited liability company and has only one reportable segment. The Company provides services to retail and institutional clients in several core product areas including annuities, mutual funds, and fixed income products. Institutional services are delivered through a dedicated trading desk and sales force specializing in fixed income products. Retail services are delivered through a sales program consisting of dedicated investment specialists. The Company clears transactions on a fully disclosed basis through its clearing agent and, accordingly, does not carry securities accounts for customers or perform custodial functions relating to their securities. The measure of reportable segment assets is reported on the Statement of Financial Condition as total assets. The chief operating decision maker uses the net income during the annual budget and monthly forecasting process and considers variances in reported results to forecasts and variances to prior periods to assess performance. Additionally, the chief operating decision maker uses reported excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's chief operating decision maker is the chief executive officer.

In the ordinary course of business, the Company enters into transactions with the Parent and subsidiaries of the Parent. The Company's results might be significantly different if it operated as a stand-alone entity.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates and assumptions.

2. Summary of Significant Accounting Policies (continued)

Cash

Cash includes cash held at U.S. Bank National Association ("USBNA"), an affiliate of the Company, and cash receivable from Company's clearing organization, which is not segregated and deposited for regulatory purposes. The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months. There are no cash equivalents or restricted cash recorded as of December 31, 2025.

See Note 4, "Cash," for further information regarding cash balances.

Deposit with Clearing Organizations

Deposit with clearing organizations represents cash held at the clearing organizations for trading purposes.

Receivables from Clearing Organizations, Net

Receivables from clearing organizations, net represents the net amount of receivables and payables for unsettled regular-way trades.

See Note 5, "Receivables from Clearing Organizations, Net," for further information regarding the net balance.

Securities Owned

The Company's securities owned are recorded in the Statement of Financial Condition on a trade-date basis at fair value. Gains and losses are determined on a first-in-first-out basis. Interest associated with financial instruments owned is accrued as interest receivable in other assets on the Statement of Financial Condition.

Receivables from and Payables to Affiliates

Receivables from affiliates includes any amounts owed to the Company for reimbursement of expenses incurred from affiliates. Payables to affiliates represents expenses incurred by affiliates that are allocated to the Company in connection with providing retail and institutional brokerage functions.

4

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is included in the filing of a consolidated federal income tax return and unitary state tax returns with the Parent and its affiliates. The Company also files separate state income tax returns as applicable. The Company recognizes the current and deferred federal income tax consequences as if the Company were a separate taxpayer. State current and deferred income taxes are recognized pursuant to the Company's tax sharing agreement, utilizing currently enacted tax laws and rates. Settlements of federal and state payments are made on a regular basis in line with a tax sharing agreement with the Parent and its affiliates. Deferred taxes that are recorded represent the differences between the financials reporting basis of assets and liabilities and the tax basis of such assets and liabilities.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the position, based on technical merit, and recognizes the greatest amount of benefit that is more likely than not to be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

See Note 9, "Income Taxes," for further information regarding income taxes.

Employee Compensation Programs

As part of its employee compensation programs, the Company's employees participate in the Parent's employee retirement savings plan, pension plan, stock-based compensation plan, and active and postretirement welfare plan. Pension and stock-based compensation are allocated to the Company by the Parent based on the Company's pro-rata use of these plans. All assets and liabilities of the plans are recorded by the Parent and the Company has recorded a pension liability in the payables to affiliates section of the Statement of Financial Condition.

3. Accounting Changes and Recently Issued Accounting Standards

Income Taxes – Improvements to Income Tax Disclosures

Effective with the 2025 annual reporting period, the Company adopted guidance on a retrospective basis, issued by the Financial Accounting Standards Board ("FASB") in December 2023, related to income tax disclosures. This guidance requires additional information in income tax rate reconciliation disclosures and additional disclosures about income taxes paid. The adoption of this guidance was not material to its Statement of Financial Condition and is reflected in Note 9, "Income Taxes".

3. Accounting Changes and Recently Issued Accounting Standards (continued)

Targeted Improvements to the Accounting for Internal-Use Software

In September 2025, the FASB issued guidance, effective for the Company for annual reporting periods beginning after December 15, 2027, related to accounting for internal-use software. This guidance makes targeted improvements to modernize accounting for software costs, including when determining the starting point for capitalization. The guidance allows adoption using several transition methods. The Company expects the adoption of this guidance will not be material to its Statement of Financial Condition.

4. Cash

The following table provides a reconciliation of cash within the Statement of Financial Condition presented at December 31, 2025:

Cash held at USBNA	$	9,295
Cash on deposit with clearing organization		971
Total cash	$	10,266

5. Receivables from Clearing Organizations, Net

At December 31, 2025, the receivables from clearing organizations, net balance consists of the following:

	Receivables		Payables		Receivables from Clearing Organizations, Net	
Unsettled Trades	$	33,452	$	(33,418)	$	34

6. Fair Value

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value measurement reflects all of the assumptions that market participants would use in pricing the asset or liability, including assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset and the risk of nonperformance. The Company groups its assets and liabilities measured at fair value into a three-level hierarchy for valuation techniques used to measure financial assets and financial liabilities at fair value.

6. Fair Value (continued)

This hierarchy is based on whether the valuation inputs are observable or unobservable. These levels are:

Level 1 – Quoted prices in active markets for identical assets or liabilities. Level 1 includes U.S. Treasury notes and bonds.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for identical or similar instruments in markets that are not active; and valuation techniques for which significant assumptions are observable and can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 includes debt securities that are traded less frequently than exchange-traded instruments whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following table presents the valuation of the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2025:

Assets	Level 1	Level 2	Level 3	Total
Securities owned:				
U.S. government securities	$ 149,824	$ -	$ –	$ 149,824
Municipal securities	-	2,327	–	2,327
Total assets measured at fair value on a recurring basis	$ 149,824	$ 2,327	$ –	$ 152,151

Certain financial assets and liabilities that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These financial assets and liabilities are classified as either Level 1 or Level 2 within the fair value hierarchy. Level 1 includes cash and cash equivalents and deposits with clearing organizations. Level 2 includes receivable from clearing organizations, net, receivables from/payables to affiliates, payables to brokers, dealers, and clearing organizations, and other receivables.

7. Other Assets

At December 31, 2025, the Company's other assets were as follows:

Brokerage receivables	$	1,726
Prepaid expenses		1,012
Interest receivable		2
Total other assets	$	2,740

8. Other Liabilities and Accrued Expenses

At December 31, 2025, the Company's other liabilities were as follows:

Accounts payable	$	1,348
Federal taxes payable		330
State taxes payable		185
Total other liabilities and accrued expenses	$	1,863

9. Income Taxes

The significant components of the Company's net deferred tax asset at December 31, 2025, were:

Deferred Tax Assets		
State deferreds, net	$	1,536
Stock compensation		573
Pension and postretirement benefits		110
Goodwill and other intangible assets		243
Other deferred tax assets, net		4
Gross deferred tax assets	$	2,466
Deferred Tax Liabilities		
Other deferred tax liabilities, net		(14)
Valuation allowance		(597)
Net Deferred Tax Asset	$	1,855

9. Income Taxes (continued)

Valuation allowances are established when management determines it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. As of December 31, 2025, the Company has a valuation allowance against a portion of its deferred income tax assets that it does not expect to realize related to state net operating losses and state capital loss carryforwards. During the year, the total valuation allowance increased by $171. The Company is subject to a tax sharing agreement which requires allocation of state deferreds with the unitary filing group which would include both deferred tax assets and liabilities. In preparing its tax returns, the Company is required to interpret complex tax laws and regulations and utilize income and cost allocation methods to determine its taxable income. This Company files income tax returns in the U.S. federal jurisdiction, and various state and local jurisdictions. The Company's tax returns for the years ended December 31, 2021 through December 31, 2022 are under examination by the Internal Revenue Service. Tax years December 31, 2023 and December 31, 2024 are open, but not currently under examination. The years open to examination by state and local government authorities vary by jurisdiction.

10. Contingencies, Commitments, and Risks

Legal Contingencies

The Company is subject to various litigation and periodic regulatory examinations, inquiries and investigations related to its securities business. Management of the Company believes, based on its current knowledge and consultation with counsel, that the resolution of any various litigations and regulatory matters will have no material adverse effect on the Statement of Financial Condition. However, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters or the potential losses, if any, that may result from these matters. The Company has established reserves as needed for potential losses that are probable and can be reasonably estimated.

Other Commitments

The Company participates in a clearing agreement with NFS, a wholly owned subsidiary of Fidelity Investments. Under the terms of the NFS agreement, NFS acts as a clearing agent and carries the Company's customer accounts on a fully disclosed basis. As such, cash transfer and custody services are provided by NFS, while USBNA provides the deposit product and related custody services. The Company, as introducing broker, pays a fee to NFS for the trade clearing function performed on its behalf. In addition, the Company is responsible for the collection of margin required to support transactions in margin accounts for any losses sustained by NFS resulting from a customer's failure to make timely payments on securities purchased or timely and good delivery of securities sold and for any losses sustained by NFS from complying with written requests from the Company not to "sell out" or "buy in" accounts that have become deficient in margin.

10. Contingencies, Commitments, and Risks (continued)

In the normal course of business, the Company indemnifies and provides guarantees to NFS. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no contingent liability is carried in the Statement of Financial Condition for these transactions.

Portfolio Connection is a product that allows customers to consolidate their finances into an integrated brokerage account with a debit card and check-writing features. The Company may be liable for potential overdrafts in customer accounts. The Company seeks to control off-balance sheet credit risk by monitoring its customer transactions and reviewing information from NFS. There were no outstanding items as of December 31, 2025.

Concentration of Credit Risk

The Company provides investment, financing, and related services to a diverse group of customers, including governments, corporations, and institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly affected by volatile securities markets, credit markets, and regulatory changes. This exposure is measured on an individual customer basis, as well as for groups of customers that share similar attributes. To alleviate the potential for risk concentrations, credit limits are established and continually monitored in light of changing customer and/or market conditions. At December 31, 2025, the Company believes there was no over-concentration of credit risk related to its collateralized securities transactions.

11. Employee Benefits and Stock-Based Compensation

Employee Retirement Savings Plan

Substantially all of the Company's employees are eligible to participate in the defined contribution retirement savings plan, sponsored by the Parent. Qualified employees are allowed to contribute up to 75 percent of their annual compensation, subject to Internal Revenue Service limits, through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are invested at their direction among a variety of investment alternatives. Employee contributions are 100 percent matched by the Parent, up to four percent of each employee's eligible annual compensation. The Parent's matching contribution vests immediately and is invested in the same manner as each employee's future contribution elections. The Company reimburses USBNA for the employee retirement savings plan.

11. Employee Benefits and Stock-Based Compensation (continued)

Pension Plan

The Parent has two tax qualified noncontributory defined benefit pension plans covering the Company's employees: the U.S. Bank Pension Plan and the U.S. Bank Legacy Pension Plan. The two plans have substantively identical terms and provide benefits to substantially all the Company's employees. Plan participants receive annual cash balance pay credits based on eligible pay multiplied by a percentage determined by their age and years of service. Participants also receive an annual interest credit. Employees become vested upon completing three years of vesting service. In addition to the funded qualified pension plans, the Parent maintains two non-qualified plans that are unfunded and provide benefits to certain eligible employees.

The Company reimburses USBNA for the pension plans upon a plan contribution. The amounts allocated to the Company are collected by the Parent for ultimate contribution to the plan.

Active and Postretirement Welfare Plan

In addition, the Parent provides healthcare and death benefits to certain eligible employees of the Company.

The Parent also provides health care and death benefits to certain eligible former employees based on their hire or retirement date. The plan is closed to new participants. The Company reimburses USBNA for the active welfare plan and receives payment for the postretirement welfare plan when expense is allocated.

Stock-Based Compensation

The Company's employees participate in the Parent's stock-based compensation and long-term incentive cash plan. Stock-based compensation expense is based on the estimated fair value of the award at the date of the grant or modification. The plan provides for grants of shares of common stock or stock units that are subject to restriction on transfer prior to vesting or options to purchase shares of common stock at a fixed price equal to the fair value of the underlying stock at the date of grant. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The Company reimburses USBNA for stock-based and long-term incentive cash compensation, and the Company shares in the tax benefits resulting from stock option exercises at USBNA.

12. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer and a member firm of FINRA, the Company is subject to the Uniform Net Capital Rule of the SEC ("SEC Rule 15c3-1"). The Company has elected to use the alternative method permitted by SEC Rule 15c3-1, which requires that it maintain minimum net capital of $250. In addition, the Company is subject to certain notification requirements related to withdrawals of excess net capital.

12. Net Capital Requirements and Other Regulatory Matters (continued)

At December 31, 2025, net capital under SEC Rule 15c3-1 was $175,176 and $174,926 was in excess of the minimum required net capital.

13. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2025, through the date the Statement of Financial Condition was filed with the SEC. On February 13, 2026, the Company received certain retail brokerage business operations, customer accounts, and related assets and liabilities from its affiliate, U.S. Bancorp Investments, Inc. ("USBI"), as part of a replatforming initiative undertaken by the Parent. The transfer is intended to consolidate and streamline the delivery of retail investment services within USBA.

This transaction was accounted for as a transfer between entities under common control in accordance with **ASC 805, *Business Combinations***. As a result, USBA recorded the assets transferred and liabilities assumed at their carrying amounts as of the transfer date.

The assets and liabilities received relate primarily to customer accounts and related receivables, certain employee related obligations, and other operating assets and liabilities directly associated with USBI's retail business. The estimated assets and liabilities received were as follows:

- **Assets received:** $113,119

- **Liabilities assumed:** $59,420

Because the transfer occurred after the balance sheet date, the Statement of Financial Condition does not reflect the impact of the transaction. The Company continues to evaluate financial reporting considerations associated with the transfer; however, no material impacts to the company's regulatory capital or ongoing operations are expected.